UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

October 18, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 29270J100

1.	Names of Reporting Persons. Marius Skaugen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,605,964
6. Shared Voting Power -0-
7. Sole Dispositive Power 1,605,964
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,964

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 29270J100

1.	Names of Reporting Persons. Haut Brion AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power -0-
7. Sole Dispositive Power -0-
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 29270J100

Item 1.

(a)	Name of Issuer Energy Recovery, Inc.

(b)	Address of Issuer's Principal Executive Offices 1717 Doolittle Drive, San Leandro, CA 94577

Item 2.

(a)	The names of the persons filing this statement are: Marius Skaugen Haut Brion AS (collectively, the “Filers”)

The Filers are filing this Schedule 13G jointly but not as members of a group, and each disclaims membership in a group. Each of the Filers disclaims beneficial ownership of the Stock (as defined in section (d) below), except to the extent of that person’s pecuniary interest therein.

Prior to October 18, 2021, Mr. Skaugen was included as a joint filer on a Schedule 13G filed by Arvarius AS to report beneficial ownership of Stock of the Issuer. On October 18, 2021, Arvarius AS distributed all Stock of the Issuer held by it to its investors, including Haut Brion AS, for no consideration. As a result, Arvarius AS filed an amendment to its Schedule 13G to report that it is no longer a beneficial owner of the Issuer’s Stock, and Mr. Skaugen and Haut Brion AS are separately filing this Schedule 13G to report their beneficial ownership of the Issuer’s Stock.

On October 18, 2021, the Filers acquired 4,421,974 shares of the Stock, representing 7.8% of the outstanding Stock. The Filers subsequently disposed of shares of the Stock and have ceased to own more than 5% of the Stock. In addition, Haut Brion has distributed its remaining shares of the Stock to its investors, including Mr. Skaugen. This Schedule 13G reports the Filers’ ownership of the Stock as of the date of filing.

(b)	The principal business office of the Filers is located at: Parkveien 57 c/o B. Skaugen Oslo Q8 AS 0256

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Common Stock, $0.001 par value of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 29270J100
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CUSIP No. 29270J100
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page.

The percentages reported in this Schedule 13G are based on 56,718,626 shares of the Issuer’s common stock outstanding as of October 29, 2021, as reported in the Issuer’s Form 10-Q filed on November 5, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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CUSIP No. 29270J100

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2021

/s/ Marius Skaugen Marius Skaugen	HAUT BRION AS By: /s/ Marius Skaugen Marius Skaugen, Director

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CUSIP No. 29270J100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Marius Skaugen as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 9, 2021

/s/ Marius Skaugen Marius Skaugen	HAUT BRION AS By: /s/ Marius Skaugen Marius Skaugen, Director